

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

August 3, 2009

John C. East
President and Chief Executive Officer
Actel Corporation
2061 Stierlin Court
Mountain View, California 94043-4655

> **Re:** **Actel Corporation**
> **Form 10-K for the Fiscal Year Ended January 4, 2009**
> **Filed March 20, 2009**
> **File No. 000-21970**

Dear Mr. East:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Mary Beth Breslin
Senior Attorney